Mail Stop 3561

      				        		September 1, 2005



By Facsimile and U.S. Mail

Mr. Vincent K. Roach
Principal Executive Officer
Daou Systems, Inc.
412 Creamery Way
Exton, PA 19341

      Re:      Daou Systems, Inc.
      	Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 30, 2005
      	Form 10-K/A #1 for Fiscal Year Ended December 31, 2004
			Filed April 29, 2005
      	Form 10-K/A #2 for Fiscal Year Ended December 31, 2004
			Filed August 12, 2005
      	Form 10-Q for Fiscal Quarter Ended March 31, 2004
			Filed May 13, 2005
      	Form 10-Q/A #1 for Fiscal Quarter Ended March 31, 2004
			Filed August 12, 2005
                	File No.  0-22073

Dear Mr. Roach

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.


								Sincerely,



								Michael Moran
      Accounting Branch Chief